June 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Stickel and Christian Windsor

Re:	Pineapple Financial Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 20, 2024
File No. 333-279802

Dear John and Christian:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 26, 2024 (the “Comment Letter”) relating to the amendment No. 1 to registration statement on Form S-1, which was submitted to the Commission by Pineapple Financial Inc. (the “Company” or “we”) on June 20, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Form S-1 filed June 20, 2024

Substantial future sales of Common Shares could cause the market price of our Common Shares to decline, page 23:

1.	We note your response to prior comment 4. Please discuss the price discount at which you would sell shares to Brown Stone Capital Ltd. and the dilutive effect and impact on market price from selling shares at a discount and from the resales of these securities to the public. In this regard, we note that the Equity Purchase Agreement defines the Purchase Price as 95% of the Market Price. Also revise to disclose this price discount in the prospectus summary when disclosing the material terms of the agreement..

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 6 and 23 of the Registration Statement for details.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised S-1.

Very truly yours,

By:	/s/ Shubha Dasgupta
Name:	Shubha Dasgupta
Chief Executive Officer